Exhibit 5.2

[LINKLATERS & ALLIANCE LETTERHEAD]

May 7, 2002

Compagnie Générale de Géophysique
1, rue Léon Migaux
91341 Massy
France

Dear Sirs

Compagnie Générale de Géophysique (the “Issuer”)
U.S.$55,000,000 10 5/8% Senior Notes due 2007 (the “Notes”)

1	We have acted as your special United States counsel in connection with the registration of the Notes under the U.S. Securities Act of 1933 (the “Securities Act”) and the proposed offer by you to exchange the Notes for U.S.$55,000,000 aggregate principal amount of your 10 5/8% Senior Notes due 2007 (the “Outstanding Notes”), which were originally issued on February 8, 2002.

2	This opinion is limited to the federal law of the United States and the laws of the State of New York, and we express no opinion as to the effect of the laws of any other State of the United States or any other jurisdiction. We also are delivering to you an opinion dated the date hereof with respect to certain matters of French law. We have relied on such opinion with respect to the opinions set forth herein insofar as they may be affected by matters of French law and, insofar as the opinions set forth herein may be affected by matters of French law, they are subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion.

3	For the purpose of this opinion, we have examined the Registration Rights Agreement dated February 8, 2002 (the “Registration Rights Agreement”), the Indenture, dated as of November 22, 2000, between you and JPMorgan Chase Bank (the “Trustee”), as Trustee (the “Indenture”), the forms of the Notes, such certificates and other documents, and such questions of law, as we have considered necessary or appropriate.

4	In our opinion, when the Registration Statement has become effective under the Securities Act and the terms of the Notes and of their issuance have been duly established in conformity with the Indenture so as not to violate any applicable law or result in a default under or breach of any

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agreement or instrument binding upon the Issuer and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Issuer, and the Notes have been duly executed and authenticated in accordance with the terms of the Indenture and duly issued and delivered in exchange for the Outstanding Notes in accordance with the terms of the Indenture and the Registration Rights Agreement, the Notes will constitute valid and legally binding obligations of the Issuer, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5	In connection with our opinion set forth in paragraph 4 above, we have assumed that the Indenture has been duly authorised, executed and delivered by the Trustee, an assumption which we have not independently verified.

6	We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Notes and to the reference to us under the heading “Legal Matters” in the prospectus contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours faithfully

Linklaters